SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549
                             -------------------

                                  FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                            Kranzco Realty Trust
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           (Exact name of registrant as specified in its charter)

          Maryland                                        23-2691327
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(State of incorporation or organization)                (I.R.S. Employer
                                                       Identification No.)

128 Fayette Street, Conshohocken, Pennsylvania               19428
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(Address of Principal Executive Offices)                   (Zip Code)


If this form relates to the             If this form relates to the
registration of a class of              registration of a class of
securities pursuant to Section          securities pursuant to Section
12(b) of the Exchange Act and           12(g) of the Exchange Act and
is effective pursuant to                is effective pursuant to
General Instruction A.(c), please       General Instruction A.(d), please
check the following box. [X]            check the following box. [ ]

Securities Act registration statement file number to which this form relates: _______________
          (If applicable)

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


         Rights to Purchase Preferred Shares of Beneficial Interest
         ----------------------------------------------------------
                   (Title of each class to be registered)


                           New York Stock Exchange
                           -----------------------
                           (Name of each exchange
                           on which each class is
                              to be registered)

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
      -----------------------------------------------------------------

                                    NONE.

ITEM 1.   Description of Securities to be Registered.

          On November 10, 1998, the Board of Trustees of the Company declared a distribution of one preferred share purchase right (a "Right") for each outstanding common share of beneficial interest, $.01 par value per share, of the Company (the "Common Shares"). The distribution is payable as of November 24, 1998 (the "Record Date") to shareholders of record on that date. Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a Series E Junior Participating Preferred Share of the Company, $.01 par value per share (the "Preferred Shares), at a price of $55.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement, as the same may be amended from time to time (the "Rights Agreement"), between the Company and First Union National Bank, as rights agent (the "Rights Agent").

          Until the earlier of (i) the tenth day following either a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions, has acquired beneficial ownership of 15% or more of the outstanding Common Shares of the Company, or the public disclosure of facts indicating that an Acquiring Person has become such, and (ii) the tenth business day (or such later date as determined by the Board of Trustees prior to any person or group of affiliated or associated persons becoming an Acquiring Person) after the date of the commencement or public announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the acquisition of beneficial ownership of 15% or more of the Company's outstanding Common Shares (each, a "Distribution Date"), the Rights relating to any Common Share certificates outstanding as of the Record Date will be evidenced by such Common Share certificates together with a copy of the Summary of Rights.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Common Share certificates issued after the Record Date but prior to the Distribution Date (or earlier redemption, exchange or expiration date) will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any Common Share certificates outstanding as of the Record Date, with or without a copy of the Summary of Rights attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights from and after the Distribution Date.

          On the Distribution Date, proper provision will be made by the Company to provide each holder of shares of beneficial interest of the Company (other than the holders of the Common Shares) which, pursuant to the Company's Amended and Restated Declaration Trust, dated as of November 4, 1992, as amended (the "Declaration of Trust"), would be entitled to receive the Rights (such shares, the "Common Share Equivalents") with such number of Rights, evidenced by Right Certificates, as would have been issued to such holder had such holder exchanged its shares of Common Share Equivalents for Common Shares prior to the Distribution Date.

          The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on November 10, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company as described below.

          The Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights is subject to certain adjustments from time to time to prevent dilution in the event of distributions, share splits, reclassifications or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a share split of the Common Shares or a share distribution on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundreths of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          Unless the Rights are earlier redeemed or exchanged, in the event that a person or group of affiliated or associated persons become an Acquiring Person, the Rights Agreement provides that each holder of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Purchase Price, that number Common Shares having a market value equal to two times the Purchase Price.

          In addition, unless the Rights are earlier redeemed or exchanged, in the event that, after the time that a person or group of affiliated or associated persons becomes an Acquiring Person, the Company is acquired in a merger or other business combination, or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction have a market value equal to two times the Purchase Price.

          The Rights Agreement provides that, notwithstanding any provision of the Rights Agreement to the contrary, no Right will be exercisable for a number of Common Shares that would cause the ownership limit set forth in the Company's Declaration of Trust to be exceeded.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Trustees may exchange the Rights (other than Rights owned by the Acquiring Person which will have become null and void), in whole or in part, at an exchange ratio of one Common Share or one one-hundredth of a Preferred Share (subject to adjustment) per Right.

          At any time prior to any person or group becoming an Acquiring Person, the Board of Trustees may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Trustees in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Trustees without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or receive distributions.

          Preferred Shares purchasable upon the exercise of the Rights will be nonredeemable and will rank junior to any other series of Preferred Shares the Company may issue. Each Preferred Share will be entitled to a minimum preferential quarterly distribution payment of $1 per share but will be entitled to an aggregate distribution of 100 times the distribution declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will receive a preferential liquidation payment of $100 per share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of affiliated or associated persons that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Trustees.

          A copy of the Rights Agreement between the Company and the Rights Agent, specifying the terms of the Rights, which includes as Exhibit A the form of Articles Supplementary for the Preferred Shares, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Shares, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.

ITEM 2.   Exhibits

          1.1 Rights Agreement dated as of November 10, 1998 between Kranzco Realty Trust and First Union National Bank, as Rights Agent. The Rights Agreement includes as Exhibit A the form of Articles Supplementary for the Preferred Shares, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Shares. (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Kranzco Realty Trust filed November 12, 1998)

          1.2  Form of Letter to Shareholders.

                                  SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

November 12, 1998


                              KRANZCO REALTY TRUST



                                   By:/s/ Robert H. Dennis
                                        ___________________________
                                        Name: Robert H. Dennis
                                        Title:   Chief Financial Officer

                                EXHIBIT INDEX

Exhibit No.                        Description

     1.1 Rights Agreement dated as of November 10, 1998 between Kranzco Realty Trust and First Union National Bank, as Rights Agent. The Rights Agreement includes as Exhibit A the form of Articles Supplementary for the Preferred Shares, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Shares. (Incorporated by reference to Exhibit
                    10.1 of the Current Report on Form 8-K of Kranzco Realty Trust filed November 12, 1998)

     1.2            Form of Letter to Shareholders.